Filed Pursuant to Rule 424(b)(3) Registration No. 333-97681
FIRST COMMERCE
COMMUNITY BANKSHARES, INC.

SUPPLEMENT NO. 1 TO PROSPECTUS DATED OCTOBER 31, 2002

Conditions of the Offering

This offering was originally set to expire at 5:00 p.m. Eastern Time, on January 29, 2003, unless that date was extended by First Commerce Community Bankshares. This offering is for a minimum of 900,000 shares and a maximum of 1,200,000 shares at a price of $10.00 per share. As of January 29, 2003, proceeds from subscriptions for approximately 920,000 shares of our common stock had been deposited with the escrow agent for the offering. On January 29, 2003, in order to allow us additional time to complete the offering, we elected to extend the offering for one additional 90 day period, or through April 29, 2003. See “TERMS OF THE OFFERING – Conditions of the Offering.”

The date of this supplement is January 29, 2003.